UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission file number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 27, 2025, EZGO Technologies Ltd. (the “Company”) entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of 5,389,126 warrants (the “Existing Warrants”), each to purchase one ordinary share, par value $0.04 per share (the “Ordinary Shares”) issued by the Company in September 2023. Pursuant to the terms of the Exchange Agreement, the Company and the Holders agreed to retire and cancel the Existing Warrants, in exchange for an aggregate of 1,246,000 Ordinary Shares (the “Exchange Shares”) and 10,879,534 pre-funded warrants (the “Pre-Funded Warrants”), each to receive one Ordinary Share (the “Exchange”).The Company agreed to issue the Exchange Shares and the Pre-Funded Warrants within one trading day from the execution of the Exchange Agreement. The Existing Warrants were issued pursuant to a securities purchase agreement dated September 11, 2023 in a registered direct offering, being made pursuant to the Company’s “shelf” registration statement on Form F-3 (File No. 333-263315), which was declared effective by the Securities Exchange Commission (the “Commission”) on November 30, 2022, the prospectus contained therein and a prospectus supplement filed with the Commission on September 11, 2023.

The Pre-Funded Warrants were issued to the Holders, whose receipt of such securities pursuant to the Exchange would otherwise have resulted in the Holders, together with its affiliates and certain related parties, beneficially owning more than 4.99% or 9.99%, as elected by such Holders, of the outstanding share capital of the Company following the Exchange. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.04 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time during the six month from the issuance date of the Pre-Funded Warrants (subject to the beneficial ownership limitation described above). In addition, the Holder may elect an “alternative cashless exercise” pursuant to which they would receive an aggregate number of shares equal to the number of Ordinary Shares that would be issuable upon a cash exercise of the Pre-Funded Warrant subject to the beneficial ownership limitation described above). No fractional Ordinary Shares will be issued in connection with the exercise of a Pre-Funded Warrants. If, upon exercise, a Holder is entitled to receive a fractional interest in an Ordinary Share, the Company will round up to the nearest whole number of the number of Ordinary Shares to be issued to the Holder.

Pursuant to the Exchange Agreement, the Company has also agreed that it will not, without the Holders’ prior written consent, (i) implement any share combination or reserve split of the Ordinary Shares; (ii) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of, or grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (iii) file or cause to be filed any registration statement with the Commission relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, for a period of forty-five (45) days from the date of the Exchange Agreement, subject to certain exceptions.

The Exchange Shares and the Pre-Funded Warrants are being issued in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing description of the Pre-Funded Warrants and the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Pre-Funded Warrants and the Exchange Agreement, which are filed as Exhibit 4.1 and 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

This report is incorporated by reference into the registration statements on Form S-8 (File No. 333-285024), on Form F-3 (File No. 333-272011), and on Form F-3 (File No. 333-263315) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Pre-Funded Warrant.
10.1	Form of Warrant Exchange Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: August 28, 2025	By:	/s/ Jianhui Ye
		Name:	Jianhui Ye
		Title:	Chief Executive Officer

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